6480 US Highway 98 West P.O. Box 15549 Hattiesburg, MS 39404 Phone: (601) 268-8998 Fax: (601) 296-1983 www.TheFirstBank.com

February 16, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn.:  Katelyn Donovan

Re:	The First Bancshares, Inc.
Registration Statement on Form S-1
File No. 333-215157
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, The First Bancshares, Inc. (the “Company”) respectfully requests that the effective date for the above-referenced registration statement, No. 333-215157 (the “Registration Statement”), be accelerated so that the Registration Statement, as then amended, will become effective at 10:00 a.m., Eastern Time, on February 21, 2017, or as soon thereafter as is practicable.

Thank you for your assistance with these matters. The Company requests that it be notified of such effectiveness by a telephone call to Mr. Neal Wise, of Jones Walker L.L.P., legal counsel for the Company, at 601-949-4631.

Very truly yours,

THE FIRST BANCSHARES, INC.

By:	/s/ Donna T. (Dee Dee) Lowery
Donna T. (Dee Dee) Lowery
Chief Financial Officer